SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Commission File Number: 000-27974

Cimatron Ltd.
(Translation of registrant’s name into English)

11 Gush Etzion Street, 4th Floor
Givat Shmuel, Israel 54030
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Annexed hereto and incorporated herein by reference are copies of the following items being furnished by Cimatron Ltd. (“Cimatron”) in connection with its extraordinary general meeting of shareholders (the “Meeting”) which will be held at Cimatron’s offices, located at 11 Gush Etzion Street, 4th Floor, Givat Shmuel, Israel 54030, on January 6, 2015 at 10:00 a.m., local time:

1.	Exhibit 99.1: Notice and Proxy Statement, each dated December 5, 2014, being mailed to the shareholders of Cimatron in connection with the Meeting.

2.	Exhibit 99.2: Proxy Card being mailed to shareholders of Cimatron for use in connection with the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LTD.

Date: December 5, 2014	By:	/s/ Ilan Erez
Name: Ilan Erez
Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Exhibit Description
99.1
Notice and Proxy Statement, each dated December 5, 2014, being mailed to the shareholders of Cimatron in connection with Cimatron’s extraordinary general meeting of shareholders that will be held on Tuesday, January 6, 2015

99.2	Proxy Card being mailed to the shareholders of Cimatron for use in connection with Cimatron’s extraordinary general meeting of shareholders that will be held on Tuesday, January 6, 2015